State of Delaware
Secretary of State
Division of Corporations
Delivered 08:26 AM 03/06/2019
FILED 08:26 AM 03/06/2019
SR 20191778475 - File Number 7311822

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Fan Owned Club, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101 (street), in the City of Dover, County of Kent Zip Code 19904. The name of the Registered Agent at such address upon whom process against this corporation may be served is National Registered Agents Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 110,000,000 shares (number of authorized shares) with a par value of $ .0001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Clemen Cunningham
Mailing Address 38977 Sky Canyon Drive, Suite 101
Murrieta, CA Zip Code 92563

By: ______________________
Incorporator

Name: Clemen Cunningham
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